     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 2002


                                                      REGISTRATION NO. 333-76824
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 -----------------------------------------------


                                AMENDMENT NO. 3


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ENTREMED, INC.
                 -----------------------------------------------
                  (Exact name of Registrant as specified in its
                                    charter)
          DELAWARE                                             58-1959440
--------------------------------                        ------------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

                            9640 MEDICAL CENTER DRIVE
                               ROCKVILLE, MD 20850
                                 (240) 864-2600
         ---------------------------------------------------------------
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                                   AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             JOHN W. HOLADAY, PH.D.
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                                 EntreMed, Inc.
                            9640 Medical Center Drive
                               Rockville, MD 20850
                                 (240) 864-2600
                 -----------------------------------------------
                     (Name, address, including zip code, and
                    telephone number, including area code, of
                               agent for service)

                                   Copies to:
                                Richard E. Baltz
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1202
                                 (202) 942-5124


              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF
                          THE SECURITIES TO THE PUBLIC:

 As soon as practicable after the effective date of this Registration Statement.


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the registration statement filed with the Securities and Exchange Commission (the "SEC" or "Commission") relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


                   SUBJECT TO COMPLETION DATED MARCH 18, 2002


Prospectus

                                 ENTREMED, INC.

                        3,652,040 SHARES OF COMMON STOCK

         The persons listed in this prospectus under "Selling Shareholders" may offer and sell from time to time an aggregate of up to 3,652,040 shares of our common stock.


         Our common stock trades on the Nasdaq National Market under the symbol "ENMD." On March 14, 2002, the last reported sale price for the common stock was $7.60 per share.


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE TWO.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



March 18, 2002

                                TABLE OF CONTENTS


                                                                                                     Page
INFORMATION ABOUT ENTREMED.......................................................................      1

RISK FACTORS.....................................................................................      2

CERTAIN PRO FORMA FINANCIAL INFORMATION..........................................................      9

USE OF PROCEEDS..................................................................................      12

SELLING SHAREHOLDERS.............................................................................      12

PLAN OF DISTRIBUTION.............................................................................      13

LEGAL MATTERS....................................................................................      15

EXPERTS..........................................................................................      15

ABOUT THIS PROSPECTUS............................................................................      15

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS................................................      15

WHERE YOU CAN FIND MORE INFORMATION..............................................................      16

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE................................................      17

                           INFORMATION ABOUT ENTREMED

         We are a clinical-stage biopharmaceutical company, which means that we are in the process of developing and testing our drug candidates in a clinical setting but do not have any products that are approved for sale by the FDA. Our focus is on drug candidates that inhibit abnormal blood vessel growth associated with a broad range of diseases such as cancer, blindness, psoriasis and atherosclerosis. Our strategy is to accelerate development of our potential product candidates through collaborations and sponsored research programs with pharmaceutical and biotechnology companies, universities and government laboratories. In addition to three drug candidates in clinical trials, we have more than 10 other new proteins, genes and small molecules in development as possible drug candidates.

         Our majority owned subsidiary, MaxCyte, Inc., is developing products to treat severe and chronic diseases, including cancer, serious infections, cardiovascular disease and genetic disorders. MaxCyte is using a proprietary technology that uses blood cells for drug and non-viral gene delivery.

         Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (240) 864-2600.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following information about some of these risks before buying shares of our common stock. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe are not material could also materially adversely affect our business, financial condition or result of operations. In any case, the value of the common stock could decline, and you could lose all or part of your investment. You should also refer to the other information contained in this prospectus or incorporated herein by reference, including our consolidated financial statements and the notes to those statements.
See also, "Special Note Regarding Forward-Looking Statements."

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES.

         To date, we have been engaged primarily in research and development activities. Although we have received license fees and research and development funding from a former collaborator, limited revenues on royalties from sales of THALOMID(R), and certain research grants, we have not derived significant revenues from operations. Our combined revenues from these sources were $1,862,000 in 2001, $3,672,000 in 2000 and $5,018,000 in 1999.

         We have had losses each year since our inception in 1991. At December 31, 2001, we had an accumulated deficit of approximately $174,296,466. Losses have continued since December 31, 2001. We are unsure if or when we will become profitable.

WE WILL NEED ADDITIONAL FUNDING. IF WE CANNOT SECURE ADDITIONAL FUNDING FOR OUR FUTURE NEEDS AND COMMITMENTS, WE MAY HAVE TO CURTAIL OUR RESEARCH AND DEVELOPMENT PROGRAMS, CLINICAL PROGRAMS, FORFEIT OUR RIGHTS TO TECHNOLOGIES, OR SECURE FUNDING ON TERMS THAT ARE UNFAVORABLE TO US.

         Our future funding requirements will be substantial. We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated enough cash during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development and clinical programs.


         Through several agreements, we have agreed to fund sponsored research of approximately $1,694,000 (including $750,000 to Children's Hospital, Boston), clinical trials of approximately $1,202,000 and manufacturing costs of product candidates for clinical trials of approximately $3,000,000 through 2002. In addition, under the terms of certain license agreements, we must be diligent in bringing potential products to market and must make future milestone payments of up to $2,685,000 and additional payments upon attainment of regulatory milestones. Of these amounts, $5,758,000 must be paid in 2002, and we expect to pay $98,000 in 2003. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement.

         As of December 31, 2001 our working capital was $21,258,000. We may seek additional future funding through collaborative arrangements and public or private financing, including equity financing. Collaborative arrangements or additional financing may not be available on acceptable terms to us or at all. If we issue more common stock to raise funds in the future, your ownership in us may be diluted. If adequate funds are not available, we may be required to take one or more of the following actions:

- delay, reduce the scope of, or eliminate one or more of our research and development or clinical programs;

-   forfeit our rights to future technologies;

- obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own; or

-   license away the rights to products on terms that are not favorable to us.

DEVELOPMENT OF OUR PRODUCTS IS AT AN EARLY STAGE AND IS UNCERTAIN; OUR PRODUCT CANDIDATES MAY NOT RECEIVE REGULATORY APPROVAL AND WE MAY NEVER DEVELOP A COMMERCIALLY VIABLE PRODUCT.

         Our proposed products and research programs are in the early stage of clinical development, which means that we do not expect that our product candidates will be commercially available for several years, if ever. Most of our proposed products, for example, are still in the development stage, and only two of our product candidates are in Phase II clinical trials. Our proposed products and research programs require significant, time-consuming and costly research and development, testing and regulatory clearances. Even after spending time and money, we may not receive regulatory approvals for clinical testing or the manufacturing or marketing of any products.

         There are many regulatory steps that we must complete before any of our product candidates will be eligible for FDA approval and ultimate sale. We must, for example, demonstrate, through preclinical studies (animal testing) and clinical trials (human testing), that our proposed products are safe and effective for use in each target indication. We currently have three product candidates undergoing 15 Phase I and Phase II clinical trials at 10 different sites. Our failure to demonstrate the safety and efficacy of these product candidates at any stage of testing would prevent FDA approval of them. Although several of our product candidates have demonstrated some success in preclinical studies, these acceptable results may not be duplicated in more extensive preclinical or clinical studies.

         Clinical trials for the product candidates that we are developing may be delayed by many factors, including that potential patients for testing are limited in number. The failure of any clinical trials to meet applicable regulatory standards could cause such trials to be delayed or terminated, which could further delay the commercialization of any of our product candidates. Any such delays will increase our product development costs. If such delays are significant they could negatively affect our financial results and the commercial prospects for our products.

         Even if we obtain FDA clearance for a product, that product will be subject to continual review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on a product's marketing or withdrawal of the product from the market, as well as possible civil or criminal penalties.

         Finally, even if we receive and maintain regulatory approval, our proposed products may be uneconomical to manufacture or market or may not achieve market acceptance. There is also a risk that third parties may hold proprietary rights that preclude us from marketing our proposed products or that others will market a superior or equivalent product.

WE PLAN TO ENTER INTO NEW COLLABORATIVE PARTNERSHIPS TO DEVELOP AND COMMERCIALIZE PRODUCTS, BUT THIS DECREASES OUR CONTROL OVER THE RESEARCH AND DEVELOPMENT PROCESS AND MAY DECREASE OUR POTENTIAL REVENUES. FURTHER, IF WE ARE UNABLE TO MAINTAIN MULTIPLE COLLABORATIVE RELATIONSHIPS, WE MAY NOT RECOGNIZE ANY BENEFIT FROM THESE RELATIONSHIPS.

         One of our business strategies is to enter into collaborations with other companies, universities or research centers to develop, commercialize and market uses for our products outside of our main focus on cancer treatment. We expect to grant to our partners certain rights to commercialize any products developed under these agreements, and we may rely on our partners to conduct research and development efforts and clinical trials on, obtain regulatory approvals for, and manufacture and market any products licensed to them. Each individual partner generally will seek to control the amount and timing of resources devoted to these activities. Our revenues will be obtained from strategic partners as research and development payments and upon achievement of certain milestones. Since we generally expect to obtain a royalty for sales or a percentage of profits of products licensed to third parties, our revenues may be less than if we retained all commercialization rights and marketed products directly. In addition, if a strategic alliance or collaborative partner fails to develop or commercialize a product to which it has rights, we may not recognize any revenues on that particular product.

         We may not be successful in establishing any collaborative arrangements. Even if we do establish such collaborations, we may not successfully commercialize any products under or derive any revenues from these arrangements. In addition, our corporate partners may pursue alternative technologies or develop competitive products as a means for developing treatments for the diseases targeted by our programs, which means they may dedicate less attention to, or terminate, our collaboration.

         Our strategy also involves entering into multiple, concurrent strategic alliances to pursue commercialization of our potential product candidates. We may not be able to manage simultaneous programs successfully. In other words, we may not be able to maintain our obligations under each of these collaborations, risking the continuation and success of our collaborations and any attendant potential revenues.

WE HAVE NO CURRENT MANUFACTURING OR MARKETING CAPACITY AND RELY ON ONLY ONE SUPPLIER FOR SOME OF OUR PRODUCTS. ANY PROBLEMS EXPERIENCED BY OUR SUPPLIER COULD RESULT IN A DELAY OR INTERRUPTION IN THE SUPPLY OF NECESSARY MATERIALS.

         We do not expect to manufacture or market products in the near term, but we may try to do so in certain cases. We do not currently have the capacity to manufacture or market products and we have limited experience in these activities. If we elect to perform these functions, we will be required to either develop these capacities, or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees, or other entities for manufacturing and marketing of products. We may not be able to develop or contract for these capacities when required to do so in connection with our business. In addition, any manufacturer of our product candidates will be subject to applicable Good Manufacturing Practices (GMP) prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. Compliance with such regulations increases the cost of manufacturing our product candidates and limits the number of manufacturers whom we can contract with to manufacture our product candidates. If we engage directly in manufacturing or marketing, we will require substantial additional funds and personnel and will be required to comply with these and other extensive regulations.

         We are currently manufacturing products for clinical trials on a contract basis. Our current third party manufacturers and suppliers include:

-   Dyosynth RTP, for the production of human Angiostatin,

-   Chiron Corporation, for the production of human Endostatin, and

-   Akzo Nobel, for the production of Panzem(TM).

         We currently use one supplier for the manufacture of each of these products and do not have arrangements in place with alternative suppliers if our current supplier is unable to deliver the product in necessary quantities. Therefore, we depend on all such third-party manufacturers to perform their obligations effectively and on a timely basis. These third parties may not meet their obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position. Any significant problem experienced by one of our suppliers could result in a delay or interruption in the supply of materials to us until such supplier resolves the problem or an alternative source of supply is located. Any delay or interruption would likely lead to a delay or interruption of manufacturing operations, which could negatively affect our operations. Although we have identified alternative suppliers for our product candidates, we have not entered into contractual or other arrangements with them. If we needed to use an alternate supplier for any product, we would experience delays while we negotiated an agreement with them for the manufacture of such product. In addition, we may not be able to negotiate manufacturing terms with a new supplier that are as favorable as the terms we have with our current suppliers.

         Problems with any manufacturing processes could result in product defects, which could require us to delay shipment of products or recall products previously shipped. In addition, any prolonged interruption in the operations of the manufacturing facilities of one of our sole-source suppliers could result in the cancellation of shipments. A number of factors could cause interruptions, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise. Because our manufacturing processes are or are expected to be highly complex and subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our manufacturing could increase our costs and damage our reputation.

         The manufacture of pharmaceutical products can be an expensive, time consuming, and complex process. Manufacturers often encounter difficulties in scaling-up production of new products, including problems involving production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense and delays in our clinical trials, regulatory submissions, and commercialization.

IF IT IS NOT COMMERCIALLY FEASIBLE TO MANUFACTURE OUR PRODUCT CANDIDATES, WE WILL NOT BE ABLE TO MARKET THEM PROFITABLY.

         The production of protein-based drug candidates using recombinant DNA techniques and fermentation is a difficult and expensive process. The manufacturing processes for several of the small molecules and proteins we are developing as product candidates have not yet been tested at commercial levels. We have entered into agreements with Chiron Corporation and Diosynth RTP, for example, under which Chiron and Diosynth produce sufficient amounts of Endostatin and Angiostatin, respectively, for toxicology studies and for scale-up production of these proteins for clinical trials. However, the amounts that these companies are producing for our clinical trials is small compared to the amount that would need to be produced if we were to market Endostatin and Angiostatin on a commercial level.

         We have no experience producing our product candidates in such quantities and therefore, we do not know if we will be able to manufacture commercial quantities of our product candidates in a cost-effective manner. If we cannot manufacture our product candidates cost-effectively, we will not be able to make a satisfactory profit on their sale and we would probably not be able to market our product candidates.

OUR SUCCESS IS DEPENDENT ON PATENTS AND OTHER PROPRIETARY RIGHTS. IF THESE RIGHTS DO NOT PROVIDE US WITH PROTECTION FROM OTHERS, OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCT CANDIDATES WILL BE HARMED.

         We may not be able to obtain the patents that are necessary for the success of our product candidates. For example, we have 227 pending patents but only 54 issued patents. Our patents expire at various times in the future, but not before 2013. Even if we do obtain the necessary patents, these patents might not grant us sufficient protection. In addition, third parties may challenge our patents and have them declared invalid, develop similar products or find ways to design around patents issued to our collaborators or us. The patent position of biotechnology and pharmaceutical companies in general is highly uncertain and involves complex legal and factual questions. Therefore, our patent position is unclear and any questions will take substantial time and expense to resolve.

         For several of the products that we are developing, including Panzem(TM), composition of matter patents are not available because the compounds are in the public domain. In these cases, only patents covering the "use" of the product are available. In general, patents covering a new use for a known compound can be more difficult to enforce against infringers of the use claims in the patent.


         Our potential products may conflict with patents that have been or may be granted to competitors, universities or others. Although we are not aware of any patents that we are infringing, as the biotechnology industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that we may infringe the patents of others. Such other persons could bring infringement actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any of these actions by others are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected products. We may not prevail in any action and any license required under any needed patent might not be made available on acceptable terms, if at all.

         We are a party to sponsored research agreements and license agreements that require us to make milestone payments upon attainment of certain regulatory milestones. Failure to meet such milestones could result in the loss of certain rights to compounds covered under such license agreements.

         We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and others may independently develop substantially equivalent proprietary information and techniques and gain access to our trade secrets and disclose our technology. We require our employees, consultants, and advisors to execute confidentiality agreements that generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship automatically become our exclusive property. These agreements, however, may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

THE EXPIRATION OF OUR RELATIONSHIP WITH CHILDREN'S HOSPITAL, BOSTON, COULD LIMIT OUR ABILITY TO ACQUIRE ADDITIONAL PRODUCT CANDIDATES.

         We have relationships with collaborators at academic and other institutions that conduct research either on our behalf or whose research we have the right to license and use. Our primary research collaboration has been with Children's Hospital, Boston. Under our agreement with Children's Hospital, Boston, we provide funding for some of their research projects on blood vessel growth. In return, we obtain licenses to discoveries resulting from that research. Children's Hospital, Boston, originally discovered the proteins endostatin and angiostatin, and the small molecule that make up Panzem(TM). Children's Hospital, Boston also identified the anti-blood vessel growth properties of thalidomide and certain thalidomide analogs. To date, we have received licenses from Children's Hospital, Boston, for each these discoveries.


         Our agreement with Children's Hospital, Boston will expire on September 30, 2002. Although this agreement has been renewed before, we do not know whether it will be renewed again. We have no reason to believe that the agreement will not be renewed, but we have not yet discussed renewal of the agreement with Children's Hospital, Boston.

         Children's Hospital, Boston, has, in the past, been an important source of product candidates for us. The expiration of this collaboration may limit our ability to acquire future product candidates. We cannot be sure that we will be able to negotiate research collaborations with new institutions or that any new collaboration will be successful. Children's Hospital, Boston, has licensed, and may in the future license, products to our existing and potential competitors.

IF REFORMS IN THE HEALTH CARE INDUSTRY MAKE REIMBURSEMENT FOR OUR POTENTIAL PHARMACEUTICAL PRODUCTS LESS LIKELY, THE MARKET FOR OF OUR POTENTIAL PRODUCTS WILL BE REDUCED, AND WE WILL LOSE POTENTIAL SOURCES OF REVENUE.

         Our success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. Similar federal or state health care legislation may be adopted in the future and any products that our collaborators or we seek to commercialize may not be considered cost-effective. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could cause our corporate collaborators to be less willing or able to pursue research and development programs related to our product candidates.

                    CERTAIN PRO FORMA FINANCIAL INFORMATION






             Unaudited Pro Forma Consolidated Statement of Operations



The following unaudited pro forma consolidated financial information of EntreMed, Inc. (the "Company") is based on the historical financial statements of the Company, adjusted to give pro forma effect to the sale of the future royalties earned on the sale of THALOMID(R) to Bioventure Investments kft (the "Sale").


The unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 excludes the one-time gain of $22.4 million from the Sale and excludes royalty income for the year presented. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited consolidated statement of operations does not purport to represent what the Company's results of operations would actually have been had the transaction in fact occurred at January 1, 2001, nor does it purport to project the Company's results of operations or financial condition for any future period or date. The information set forth below should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2001, which are included in the Company's Annual Report on Form 10-K.

                                ENTREMED, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2001



                                                  Actual            Pro-forma
                                                 As Filed          Adjustments            Pro-forma
                                              ----------------    --------------       ----------------

Revenues:
   Grant                                        $     358,427      $          -          $     358,427
   Royalty                                          1,440,070        (1,437,788) (1)             2,282
   Other                                               63,444                                   63,444
                                              ----------------    --------------       ----------------

Total revenues                                      1,861,941        (1,437,788)               424,153
                                              ----------------    --------------       ----------------

Expenses:
   Research and development                        52,858,838                               52,858,838
   General and administrative                      15,815,353                               15,815,353
                                              ----------------    --------------       ----------------
                                                   68,674,191                               68,674,191

Interest expense                                     (344,969)                                (344,969)
Investment income                                   1,437,966                                1,437,966
Gain on sale of royalty interest                   22,410,182       (22,410,182) (2)
                                              ----------------    --------------       ----------------

Net loss                                        $ (43,309,071)     $(23,847,970)         $ (67,157,041)
                                              ================    ==============       ================

Net loss per share (basic and diluted)          $       (2.39)                           $       (3.71)
                                              ================                         ================

Weighted average number of shares
outstanding (basic and diluted)                    18,093,174                               18,093,174
                                              ================                         ================


See accompanying notes.

                                ENTREMED, INC.
       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS



     (1) Represents reversal of net royalty revenues recognized for the respective reporting periods.


     (2) Represents elimination of one time gain from sale of royalty interest.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares offered by this prospectus. The selling shareholders will receive all of the proceeds.

                              SELLING SHAREHOLDERS

         The following table sets forth the names of the selling shareholders, the number of shares of common stock owned beneficially by each selling shareholder as of January 11, 2002 and the number of shares that may be offered pursuant to this prospectus. Except as identified in the footnotes to the table, none of the selling shareholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates. The table has been prepared based upon information furnished to us by or on behalf of the selling shareholders.

         The selling shareholders may decide to sell all, some, or none of the shares of common stock listed below. We cannot provide you with an estimate of the number of shares of common stock that the selling shareholders will hold in the future.

         For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares.

         As explained below under "Plan of Distribution," we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

                                              Shares Beneficially     Number of     Number of    Shares Beneficially
                                                 Owned Prior to         Shares        Shares       Owned After the
          Selling Shareholder:                  Offering (1) (2)      Subject to    Offered by     Offering (1) (4)
                                                                     Warrants (3)      this
                                                                                    Prospectus
                                               Number      Percent                                Number     Percent
                                               ------      -------                                ------     -------
Caduceus Capital II, L.P.                      156,250        *         31,250       156,250         0          *
Cleveland Overseas Ltd.                        161,290        *         32,258       161,290         0          *
Cranshire Capital, L.P.                        572,830       2.7       103,226       516,130      56,700        *
DMG Legacy Fund LLC                             9,477         *         1,896         9,477          0          *
DMG Legacy Institutional Fund LLC              84,482         *         16,897        84,482         0          *
DMG Legacy International Ltd.                  107,668        *         21,534       107,668         0          *
EDJ Limited                                    24,194         *         4,839         24,194         0          *
Euram Cap Strat "A" Fund Limited               278,033       1.3        25,807       129,033      149,000       *
Arnold Gumowitz                                240,324       1.1        8,065         40,324      200,000       *
Maple Bank GmbH-Milan Branch                   80,647         *         16,130        80,647         0          *
Porter Partners, L.P.                          64,517         *         12,904        64,517         0          *
P.W. Eucalyptus Fund, L.L.C.                   318,750       1.5        63,750       318,750         0          *
P.W. Eucalyptus Fund, Ltd.                     43,750         *         8,750         43,750         0          *
S.A.C. Capital Associates, LLC                 125,000        *         25,000       125,000         0          *
Thomas Service                                 15,172         *          968          4,839       10,333        *
Steelhead Investments, Ltd.                    403,227       1.9        80,646       403,227         0          *
Vertical International Ltd.                   1,048,388      4.9       209,678      1,048,388        0          *
Winchester Global Trust Company Limited (5)    293,750       1.4        58,750       293,750         0          *
ZLP Master Fund, Ltd.                          40,324         *         8,065         40,324         0          *

------------------------

* Less than one percent.
(1) Based upon 21,193,997 shares of common stock outstanding on January 11, 2002.
(2) Percentage is based upon 21,193,997 shares of common stock outstanding on January 11, 2002 plus the shares of common stock subject to the respective Selling Shareholder's warrants.
(3) Shares issuable upon exercise of warrants. The actual number of shares of common stock issuable upon exercise of the warrants is subject to adjustment. Under the terms of the warrants, a selling shareholder does not have the right to exercise its warrant if the exercise would result in such selling shareholder, together with any of its affiliate, beneficially owning in excess of 4.9% of our outstanding common stock. However, this restriction would not prevent a selling shareholder from acquiring and selling more than 4.9% of our common stock through a series of exercises and sales under its warrant as long as such selling shareholder never beneficially owns more than 4.9% of our common stock at any one time.
(4) Assumes the sale of all shares that may be sold in the offering.
(5) As Trustee for Caduceus Capital Trust.

                              PLAN OF DISTRIBUTION

         The selling shareholders and any of their pledgees, assignees and successors-in-interest (including distributees) may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

-   privately negotiated transactions;

-   short sales;

- broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

-   a combination of any such methods of sale; and

-   any other method permitted pursuant to applicable law.

         The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares or warrants or shares of common stock issuable upon exercise of Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

         The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus has been passed upon for us by Arnold & Porter, Washington, D.C.

                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual report on form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                              ABOUT THIS PROSPECTUS

         You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock

         We have not taken any action to permit a public offering of the shares of the common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference into it, contain forward-looking statements that involve risks and uncertainties. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. These statements also involved known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements discussed or implied by these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus, that may cause our actual results, events or performance to be materially different from those anticipated in these forward-looking statements. These forward-looking statements speak only as of the date this prospectus. We do not undertake any obligation or update to revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. You can request copies of these documents by writing to the Commission and paying a fee for the copying cost. Our filings with the Commission are also available at the Commission's web site at http://www.sec.gov. We also maintain a web site at http://www.entremed.com, which provides additional information about our company. The information set forth on our web site is not part of this prospectus.

         We have filed a registration statement on Form S-3 with the Commission under the Securities Act relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. Some information has been omitted in accordance with the rules and regulations of the Commission. For further information, please refer to the registration statement and the exhibits and schedules filed with it.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents previously filed by EntreMed with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this prospectus and made a part hereof:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 2001;


         (b) The Company's Current Report on Form 8-K filed on February 1, 2002 and amendments number 1 and 2 thereto filed on March 11, 2002 and March 15, 2002, respectively; and


         (c) The description of the common stock of the Company, par value $0.01 per share, contained in a registration statement on Form 8-A filed by the Company on May 14, 1996, and any amendments or reports filed for the purpose of updating such description.

         All documents filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.



         We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests for copies should be directed to EntreMed, Inc., Attention: Francine Jackson, Finance Assistant, 9640 Medical Center Drive, Rockville, MD 20850, telephone: (240) 864-2600.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses payable by the Company in connection with the sale and distribution of the common stock registered hereby:

               SEC Registration Fee                                             $6,275.70
               Accounting Fees                                                  $5,000
               Legal Fees and Disbursements                                     $75,000
               Nasdaq Additional Listing Fee                                    $22,500
               Miscellaneous                                                    $3,500


                  Total:                                                        $112,275.70

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 145 of the Delaware General Corporation Law ("DGCL"), permits, under certain circumstances, the indemnification of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving in a similar capacity for another enterprise at the request of the corporation. To the extent that a director, officer, employee or agent of the corporation has been successful in defending any such proceeding, the DGCL provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. With respect to a proceeding by or in the right of the corporation, such person may be indemnified against expenses (including attorneys' fees), actually and reasonably incurred, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The DGCL provides, however, that indemnification shall not be permitted in such a proceeding if such person is adjudged liable to the corporation unless, and only to the extent that, the court, upon application, determines that he is entitled to indemnification under the circumstances. With respect to proceedings other than those brought by or in the right of the corporation, notwithstanding the outcome of such a proceeding, such person may be indemnified against judgments, fines and amounts paid in settlement, as well as expenses, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reason to believe his conduct was unlawful. Except with respect to mandatory indemnification of expenses to successful defendants as described in the preceding paragraph or pursuant to a court order, the indemnification described in this paragraph may be made only upon a determination in each specific case (1) by majority vote of the directors that are not parties to the proceeding, even though less than a quorum, or (2) by a committee of the directors that are not a party to the proceeding who have been appointed by a majority vote of directors who are not a party to the proceeding, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

         The DGCL permits a corporation to advance expenses incurred by a proposed indemnitee in advance of final disposition of the proceeding, provided that the indemnitee undertakes to repay such advanced expenses if it is ultimately determined that he is not entitled to indemnification. Also, a corporation may purchase insurance on behalf of an indemnitee against any liability asserted against him in his designated capacity, whether or not the corporation itself would be empowered to indemnify him against such liability. The Company has adopted provisions in its Amended and Restated Certificate of Incorporation that provide for indemnification of its officers and directors to the maximum extent permitted under the DGCL. As authorized by the DGCL, the Company's Amended and Restated Certificate of Incorporation limits the liability of directors of the Company for monetary damages. The effect of this provision is to eliminate the rights of the Company and its stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. This provision will not alter the liability of directors under federal securities laws. The Company has purchased an insurance policy that purports to insure the officers and directors of the Corporation against certain liabilities incurred by them in the discharge of their functions as such officers and directors. The foregoing descriptions are only general summaries. For additional information we refer you to the full text of our Amended and Restated Certificate of Incorporation, filed on June 11, 1996 as an Exhibit to our Registration Statement on Form S-1 (File 333-3536), which we incorporate with this filing by reference.

ITEM 16. EXHIBITS.

         The following documents are filed herewith (unless otherwise indicated) and made a part of this registration statement.

Exhibit No.       Description of Exhibit
-----------       ----------------------

4.1 Form of warrants to purchase common stock issued by the Company. *

4.2 Securities Purchase Agreement, dated as of December 14, 2001, by and among EntreMed, Inc. and the purchasers in the offering. *

4.3 Registration Rights Agreement, dated as of December 14, 2001, by and among EntreMed, Inc. and the buyers listed in the agreement. *

5 Opinion of Arnold & Porter as to the validity of the shares of common stock and warrants. *

23.1              Consent of Arnold & Porter (Included in Exhibit 5).*

23.2              Consent of Independent Auditors.


24                Power of Attorney. *





* Previously filed.

ITEM 17. UNDERTAKINGS.

(A)      The undersigned Registrant hereby undertakes:

(1) To file, during the period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on March 18, 2002.



                                            EntreMed, Inc.

                                            By:       /s/ John W. Holaday, Ph.D.
                                                     ---------------------------
                                                     John W. Holaday, Ph.D.
                                                     Chairman of the Board and
                                                     Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                      Title                                Date
                ---------                                      -----                                ----
/s/ John W. Holaday, Ph.D.                           Chairman of the Board and                       March 18, 2002
--------------------------                            Chief Executive Officer
John W. Holaday, Ph.D.                             (Principal Executive Officer)

         *                                       Principal Financial and Accounting                  March 18, 2002
-------------------------                                     Officer
Dane R. Saglio

         *                                                    Director                               March 18, 2002
-------------------------
Donald S. Brooks

         *                                                    Director                               March 18, 2002
-------------------------
Jerry Finkelstein

         *                                                    Director                               March 18, 2002
-------------------------
Mark C. M. Randall

         *                                           Vice Chairman of the Board                      March 18, 2002
-------------------------
Wendell M. Starke

         *                                                    Director                               March 18, 2002
-------------------------
Peter S. Knight

         *                                                    Director                               March 18, 2002
-------------------------
Jeannie C. Hunter-Cevera


*  By

 /s/ John W. Holaday, Ph.D.
----------------------------
John W. Holaday, Ph.D.
Attorney-in-fact